                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO. _______________)*


                           SOUTHSIDE BANCSHARES CORP.
                       ---------------------------------
                                (Name of Issuer)


                         Common Stock, $1.00 Par Value
                       ---------------------------------
                         (Title of Class of Securities)


                                  844 700-10-4
                               ------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement (X). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would later the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 844 700-10-4               13G             PAGE  2   OF  5  PAGES

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Southside Bancshares Corp. Employee Stock Ownership Plan (With 401(k) Provisions), through Southside Bancshares Corp. Employee Stock Ownership Trust.

-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) / /
                                                           (b) /X/
-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Missouri
-------------------------------------------------------------------------------
                5  SOLE VOTING POWER

                   491,920
  NUMBER OF     ---------------------------------------------------------------
   SHARES       6  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY           - 0 -
    EACH        ---------------------------------------------------------------
  REPORTING     7  SOLE DISPOSITIVE POWER
   PERSON
    WITH           491,920
                ---------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                     - 0 -
-------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  491,920
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   17.4%
-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   EP
-------------------------------------------------------------------------------

                                    ITEM 1.

(a)      Name of Issuer

         Southside Bancshares Corp. ("Issuer")

(b)      Address of Issuer's Principal Executive Offices

         3606 Gravois Avenue, St. Louis, Missouri  63116

                                    ITEM 2.

(a)      Name of Person Filing

         Southside Bancshares Corp. Employee Stock Ownership Plan (With 401(k) Provisions), (the "Plan") through Southside Bancshares Corp. Employee Stock Ownership Trust (the "Trust").

(b)      Address of Principal Business Office or, if none, Residence

         3606 Gravois Avenue, St. Louis, Missouri  63116

(c)      Citizenship

         Missouri

(d)      Title of Class of Securities

         Common Stock, par value $1.00 per share

(e)      CUSIP Number

         844 700-10-4

                                    ITEM 3.

 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-1(B), CHECK WHETHER
                            THE PERSON FILING IS A:

(a)      ( ) Broker or Dealer registered under Section 15 of the Act

(b)      ( ) Bank as defined in section 3(a)(6) of the Act

(c)      ( ) Insurance Company as defined in section 3(a)(19) of the Act

(d)      ( ) Investment Company registered under section 8 of the Investment
             Company Act

(e)      ( ) Investment Adviser registered under section 203 of the Investment
             Advisers Act of 1940

(f)      (X) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

(g)      ( ) Parent Holding Company, in accordance with Section 240.13d-1(b)
             (ii)(G) (Note:  See Item 7)

(h)      ( ) Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

                                    ITEM 4.

                                   OWNERSHIP

(a)      Amount Beneficially Owned

         The Plan, through the Trust, beneficially owns 491,920 shares of common stock of Issuer. Of such amount, 98,832 shares have not been allocated to the accounts of participants in the Plan. Participants in the Plan may direct the voting of shares allocated to their accounts; unallocated shares and shares as to which no direction is received are voted by the trustees of the Trust.

(b)      Percent of Class

         17.4%

(c)      Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:             491,920
         (ii)    shared power to vote or to direct the vote:             -0-
        (iii)    sole power to dispose or to direct the disposition of:  491,920
         (iv)    shared power to dispose or to direct the disposition of:  -0-

                                    ITEM 5.

                  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

                                    ITEM 6.

        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable

                                    ITEM 7.

     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
            SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable

                                    ITEM 8.

           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable

                                    ITEM 9.

                         NOTICE OF DISSOLUTION OF GROUP

          Not Applicable

                                    ITEM 10.

                                 CERTIFICATION

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        _____________________________
                                                     Date

                                        SOUTHSIDE BANCSHARES CORP.
                                        EMPLOYEE STOCK OWNERSHIP TRUST

                                        _____________________________
                                        Thomas M. Teschner, Trustee